

Mail Stop 3233

September 29, 2015

Via E-mail
Mr. David A. Karp
Chief Financial Officer
Empire State Realty Trust, Inc.
One Grand Central Place
60 East 42nd Street
New York, NY 10165

> **Re:** **Empire State Realty Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-36105**
>
> **Empire State Realty OP, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-36106**

Dear Mr. Karp:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Jaime G. John

                            Jaime G. John
                            Branch Chief
                            Office of Real Estate and
                            Commodities